                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )<F*>
                                        -----------


                         Southwall Technologies Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844090 10 1
                      ------------------------------------
                                (CUSIP Number)

                William Lambert
                Monsanto Company
                800 N. Lindbergh Blvd., St. Louis, MO 63167
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  May 2, 1989
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

                                Page 1 of 87 pages

- -------------------------                           -------------------------
 CUSIP NO.  844 090 10 1              13D            Page   2  of 87  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company IRS ID No. 43-0420020
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /X/

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    WC
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        565,000 assumes conversion of convertible note
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   565,000 assumes conversion of convertible note
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER


- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    565,000 (assumes conversion of convertible note)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       / /
    SHARES<F*>


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.5% (assumes conversion of convertible note)
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
- -----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            3  of  87


Item 1. Security and Issuer
- ---------------------------

    This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303.


Item 2. Identity and Background
- -------------------------------

    This Schedule is being filed by reason of (i) the acquisition of 300,000 shares of the Common Stock of the Company and (ii) a $2,650,000 Convertible Subordinated Note, due May 31, 1999, convertible into Southwall Common Stock at $10.00 per share (the "Note") by Monsanto Company (the "Purchaser"). Monsanto also received certain warrants which are more fully described in Item
3. These warrants are not yet exercisable.

    Monsanto Company ("Monsanto") is a Delaware corporation with its principal executive offices located at 800 North Lindbergh Blvd., St. Louis, MO 63167. Monsanto is a multi-national company principally engaged, directly and through subsidiaries, in the manufacture and sale of a widely diversified line of chemical and pharmaceutical products.

    The name, residence or business address and principal occupa-tion of each director and executive officer are set forth in Exhibit A, annexed hereto and incorporated herein by reference.
All such persons are citizens of the United States except
Mr. Kallen who is a citizen of the Netherlands.

                               -2-                          4  of  87


    Neither Monsanto, nor to the best of Monsanto's knowledge, any of the other individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration
- ---------------------------------------------------------

    On May 2, 1989, the Purchaser purchased from the Company an aggregate of 300,000 shares of Common Stock at a price of $7.00 per share, and a $2,650,000 convertible subordinated note (con-vertible into Southwall common stock at $10.00 per share) at a price of $2,650,000. Monsanto also received warrants exercisable for up to a maximum of 20 per cent of Southwall's fully diluted equity (less the 300,000 shares and 265,000 shares from the
Note). The warrants are not exercisable at this time. Half the
                        ---
warrants are exercisable when Southwall's cumulative sales to Monsanto under a thin-film coating supply contract dated May 2, 1989 (the "Supply Contract") exceed $10 million. The remaining warrants are exercisable when such cumulative sales exceed $30 million. Subject to the cumulative sales threshold being met, the warrants are execisable at 125% of the current market price over the preceding 120 days but not less than $12.50 per share nor more than $15.00 per share.

Monsanto utilized available working capital to fund all of its purchases mentioned above. Total cash consideration received by Southwall from Monsanto was $4,750,000.

                               -3-                          5  of  87


Item 4. Purpose of the Transactions
- -----------------------------------

    The Purchaser has acquired the shares of Common Stock and the Note and warrants of the Company for the purpose of making an investment in the Company and providing the Company with additional working capital.

    Except as set forth below in this Item 4, the Purchaser does not have any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securi-ties of the Company, or the disposition of securities of the Company (except that the Note and the warrants referred to in Item 3 may at some future time be converted into Common Stock);
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries (except that the Company may supply to Monsanto coated thin-film product pursuant to the Supply Agreement and there are certain obligations of the Company in allowing Monsanto to manufacture the product if the Company is unable to supply); (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any vacancies on the Board (except as set forth three paragraphs below); (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person except as set forth in the next paragraph; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                               -4-                          6  of  87


(ix) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

    The Supply Agreement does have a change of control section which provides in the event of a "change of control" within 2 years from May 2, 1989, the Company would pay Monsanto a fee of $3,000,000 and if a change of control occurred after two years but within four years of such date, the Company would pay Monsanto $1,500,000. Monsanto has certain termination rights with respect to the Supply Agreement in the event of a change of control and during the term of the Supply Agreement (which initial term is five years and from year to year thereafter, but subject to termination by either party thereafter) the Company has agreed not, directly or indirectly, to initiate or enter into discussions or agreements relating to the possible sale of the Company, its stock, or its assets or a significant part thereof, with du Pont, Sekisui or Dynamit Nobel (Huls) except to the extent necessary in connection with a hostile transaction.


As long as Monsanto holds 300,000 or more of the shares of Common Stock, the Company will prior to any negotiations regarding a corporate reorganization, merger or sale of all or substantially all of the Company's assets afford Monsanto notice of the Company's intent to proceed with negotiations and suspend negotiations for thirty days to allow Monsanto to proceed with similar negotiations.

    The Company agrees that if Monsanto holds 500,000 shares of Common Stock (and the Note does not count unless it is converted into Common Stock), the Company shall take all steps necessary to place into nomination on the Board of Directors a nominee reasonably acceptable to the Company and designated by Monsanto. Thereafter, the Company agrees while Monsanto holds such 500,000 or more shares to use its best efforts to continue such nominee's continued

                               -5-                          7  of  87


tenure upon the Company's Board and to use its best efforts to continue membership of any additional nominees reasonably accept-able to the Company and designated by Monsanto if Monsanto's ownership of Common Stock on a proportionate basis of total stock ownership would entitle it to more nominees.

    Until the earlier of June 1, 1994, or the warrants are exercised in full, Monsanto agrees not to acquire beneficial ownership of Common Stock of the Company or securities convertible or exchangeable into Common Stock of the Company without the prior written consent of the Company except for (i) payment of interest (which is payable in Common Stock) under the Note,
(ii) exercise of the warrants or right to maintain proportionate ownership, (iii) a tender offer is made by a third party which, if successful, would result in such party having the right to acquire at least 50% of the Company's total number of shares then outstanding or (iv) it is publicly disclosed or Monsanto learns and notifies the Company that another party has acquired capital stock of the Company equal to or has rights to acquire at least 25% of the Company's shares then outstanding.

    Monsanto will continue to evaluate its investment in the shares of the Common Stock and Note and warrants of the Company in the light of changing circumstances and reserves the right to take such action in regard to such investment in the future as it deems to be in its best interest.


Item 5. Interest in Securities of the Issuer
- --------------------------------------------

    As of May 2, 1989, the Company had outstanding an aggregate of 6,639,682 shares of Common Stock assuming conversion of the Note.

                               -6-                          8  of  87


    As a result of the purchases of Common Stock of the Company effected on May 2, 1989, the Purchaser presently owns an aggregate of 300,000 shares of Company Common Stock and beneficially owns an additional 265,000 shares of Common Stock (based on the conversion of the Note). Monsanto would have a beneficial ownership interest of 8.5% of the then resulting outstanding Common Stock of the Company based on a 565,000 share beneficial ownership. Based on the present ownership of 300,000 shares of Common Stock by Monsanto and assuming no conversion of the Note,
                                      --
Monsanto has an ownership interest of less than 5.0% of the Company.

    Monsanto has not effected any transactions in the Common
Stock of the Company (other than in connection with the trans-actions described herein) in the past 60 days.

    Subject to Item 6 below, on voting in the same proportion as the votes cast on certain issues, Monsanto has the sole power to vote and dispose of the shares of the Common Stock owned of record by Monsanto.

    Except as described above, Monsanto does not beneficially own any shares of the Company's Common Stock or know any other person who has, the right to receive or the power to direct the receipt of dividends on the Common Stock owned beneficially by Monsanto.


Item 6. Contracts, Arrangements, Understandings or Relationships
- ----------------------------------------------------------------
with Respect to Securities of the Issuer
- ----------------------------------------

    Monsanto has the contracts, arrangements and understandings set forth in Item 4 above.


    In addition, so long as the restrictions on Monsanto acquiring additional shares of Common Stock of the Company are in effect as described in the next to last paragraph of Item 4, Monsanto has

                               -7-                          9  of  87


agreed to take such action as may be required so that all Common Stock beneficially owned by Buyer are voted in the same proportion as the votes cast by other holders of capital stock voting on same form of disposition of the Company. Monsanto is also prohibited from depositing any Common Stock of the Company in a voting trust or from joining a partnership, limited partnership, syndicate or other group or otherwise act in concert with any third person for the purpose of acquiring, holding or disposing of any Common Shares of the Company.

    Monsanto generally does have the right to maintain its proportionate equity ownership in the Company following the Company's issuance of Common Stock or securities convertible into or exchangeable for Common Stock.


Item 7. Material to be Filed as Exhibits
- ----------------------------------------

    Exhibit A -         List of Directors, Executive Officers
                        and persons deemed to be controlling
                        persons of Monsanto

    Exhibit B -         Agreement dated as of May 2, 1989,
                        between Southwall Technologies Inc. and
                        Monsanto Company covering issuance to
                        Monsanto of 300,000 shares of Common
                        Stock of Southwall

    Exhibit C -         Copy of Southwall Technologies Inc.
                        $2,650,000 Convertible Subordinated Note due May 31, 1999

                               -8-                         10  of  87


                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MONSANTO COMPANY


Date:                              By   R. G. Dahlen        WDL
                                      -------------------------
June 26, 1989                           R. G. Dahlen
                                        Assistant Secretary

PURSUANT TO SECTION 232.101(a)(2)(ii) OF REGULATION S-T, EXHIBITS
A, B AND C TO THIS SCHEDULE 13D PREVIOUSLY FILED IN PAPER FORMAT ON JUNE 27, 1989 ARE NOT REQUIRED TO BE FILED AS PART OF THIS FIRST
REQUIRED SCHEDULE 13D ELECTRONIC FILING.

                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )<F*>
                                        -----------


                         Southwall Technologies Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844090 10 1
                      ------------------------------------
                                (CUSIP Number)

                William D. Lambert, Monsanto Company
                800 N. Lindbergh Blvd., St. Louis, MO 63167
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                     6/12/91
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement: / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 11 pages

- -------------------------                           -------------------------
 CUSIP NO.  844 090 10 1        SCHEDULE 13D         Page   2  of 11  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company IRS ID No. 43-0420020
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /X/

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    None
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

    Not Applicable
- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER
                   754,693 assumes conversion of convertible note at
  NUMBER OF        $7.00/share. See Item 5.
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          754,693 assumes conversion of convertible note at
                   $7.00/share. See Item 5.
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    754,693 (assumes conversion of convertible note at $7.00/share)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>

    Not Applicable
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4% (assumes conversion of convertible note at $7.00/share)
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
- -----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (10-87) 2 of 7

Item 1. Security and Issuer
- ---------------------------

    This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Southwall Technologies Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303.


Item 2. Identity and Background
- -------------------------------

    This Schedule is being filed by reason of the modification of the $2,650,000 Convertible Subordinated Note, due May 31, 1999, originally convertible into Southwall Common Stock at $10.00 per share (the "Note") by Monsanto Company ("Monsanto").

    Monsanto is a Delaware corporation with its principal executive offices located at 800 North Lindbergh Blvd., St. Louis, Missouri 63167. Monsanto is a multi-national company principally engaged, directly and through subsidiaries, in the manufacture and sale of a widely diversified line of chemical and pharmaceutical products.

    The name, residence or business address and principal occupation of each director and executive officer are set forth in Exhibit A, annexed hereto and incorporated herein by reference. All such persons are citizens of the United States except Mr. Kallen who is a citizen of the Netherlands.



Item 2(d): None
- ---------


Item 2(e): No
- ---------

Item 3. Source and Amount of Funds or Other Consideration
- ---------------------------------------------------------

    On June 12, 1991 Southwall and Monsanto agreed to modify the $2,650,000 Convertible Subordinated Note due May 31, 1999 (the "Note") pursuant to a letter agreement which is attached as Exhibit B hereto. To effectuate such funding the parties agreed that the interest rate on the Note shall be equal to 0% during the Funding Period and the Conversion Price as defined in the Note shall be equal to $7.00 per share (subject to adjustment as set forth in the Note which was Exhibit C to the Schedule 13D filed by Monsanto on June 27, 1989). In the event that Monsanto does not convert the Note into shares of Southwall Common Stock prior to June 1, 1993, then the Conversion Price shall revert to the Conversion Price that would have been in effect had the modification of the Note never been entered into.


Item 4. Purpose of the Transactions
- -----------------------------------

    Monsanto has modified the Note interest rate for the purpose of funding certain research and development at Southwall and obtaining a lower Conversion Price in exchange for a reduction in interest rate of the Note.


Item 5. Interest in Securities of the Issuer
- --------------------------------------------

    As of June 1, 1991, Southwall had outstanding an aggregate of 6,861,628 shares of Common Stock plus 378,571 shares assuming Monsanto's conversion of the Note at $7.00 per share. Assuming Monsanto converted the Note at an exercise price of $7.00 per share, Monsanto would beneficially own a total 754,693 shares of Common Stock, and Monsanto would have a beneficial ownership interest of 10.4%.

    Based on the present ownership of 376,122 shares of Common
Stock by Monsanto and assuming no conversion of the Note,
                               --
Monsanto has presently an ownership interest of 5.5% of Southwall's Common Stock.

    Since May 31st, 1989, Monsanto has acquired 76,122 shares of Common Stock from Southwall pursuant to the interest paid on the Note. Monsanto and Southwall have now agreed, pursuant to the letter agreement attached as Exhibit B, that the Conversion Price should be modified to Seven Dollars ($7.00) per share. Either party, pursuant to such letter agreement, has the right under certain conditions to shorten the two year Funding Period in which this Seven Dollar ($7.00) Conversion Price applies, upon giving the other party certain notice. In exchange for this reduction in Conversion Price, the interest rate on the Note has been modified to zero percent (0%) during this two-year period or such shorter period.

Item 5(c) Monsanto is due and will receive 19,345 shares of
- ---------
Southwall Common Stock from Southwall as an interest payment (the May 31, 1991 payment) on the Note. These 19,345 shares are included in Monsanto's reporting hereunder. This is Monsanto's only transaction in the Common Stock of Southwall (other than in connection with the transactions described herein) within the past sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships
- ----------------------------------------------------------------
with Respect to Securities of the Issuer
- ----------------------------------------

    Monsanto has the contracts, arrangements and understandings set forth in Item 5 above and in Item 4 of the June 27, 1989 filing.


Item 7. Material to be Filed as Exhibits
- ----------------------------------------

    Exhibit A -         List of Monsanto Directors and Executive
                        Officers

    Exhibit B -         Letter Agreement dated June 11, 1991 and
                        executed June 12, 1991 by Southwall modifying the Note.

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MONSANTO COMPANY


                                   By   R. G. Dahlen        WDL
                                      -------------------------
                                        Assistant Secretary

June 19, 1991

PURSUANT TO SECTION 232.101(a)(2)(ii) OF REGULATION S-T, EXHIBITS
A AND B OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D PREVIOUSLY FILED IN PAPER FORMAT ON JUNE 21, 1991 ARE NOT REQUIRED TO BE FILED AS PART OF THIS FIRST REQUIRED SCHEDULE 13D ELECTRONIC FILING.

                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     2     )<F*>
                                        -----------


                         Southwall Technologies Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844090 10 1
                      ------------------------------------
                                (CUSIP Number)

                William D. Lambert, Monsanto Company
                800 N. Lindbergh Blvd., St. Louis, MO 63167
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

      Receipt of letter on November 5, 1992 from Southwall Technologies Inc.
     ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement: / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 3 pages

- -------------------------                           -------------------------
 CUSIP NO.  844 090 10 1         SCHEDULE 13D        Page   2  of  3  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company IRS ID No. 43-0420020
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /X/

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    None
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

    Not Applicable
- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER
                   754,693 assumes conversion of convertible note at
  NUMBER OF        $7.00/share. See Item 5.
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          754,693 assumes conversion of convertible note at
                   $7.00/share. See Item 5.
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    754,693 (assumes conversion of convertible note at $7.00/share)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>

    Not Applicable
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.4% (assumes conversion of convertible note at $7.00/share)
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
- -----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (10-87) 2 of 7

The following items are being amended because the issuer has purchased certain of its shares from a third party.


Item 1. Security and Issuer
- ---------------------------

    This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of the issuer, Southwall Technologies Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303.


Item 2. Identity and Background
- -------------------------------

    This Schedule is being filed by reason of the issuer, Southwall, repurchasing from third parties some of the Common Stock of Southwall. Monsanto Company ("Monsanto") has not acquired any additional Southwall Common Stock, but the reduction in Southwall outstanding Common Stock has resulted in Monsanto's percentage ownership increasing by more than 1%.

    Monsanto is a Delaware corporation with its principal executive offices located at 800 North Lindbergh Blvd., St. Louis, Missouri 63167. Monsanto is a multi-national company principally engaged, directly and through subsidiaries, in the manufacture and sale of a widely diversified line of chemical and pharmaceutical products.


Item 5. Interest in Securities of the Issuer
- --------------------------------------------

    As of November 1, 1992, Southwall had advised Monsanto that Southwall had outstanding an aggregate of 5,745,000 shares of Common Stock plus 378,571 shares assuming Monsanto's conversion of the Note at $7.00 per share. Assuming Monsanto converted the Note at an exercise price of $7.00 per share, Monsanto would beneficially own a total 754,693 shares of Common Stock, and Monsanto would have a beneficial ownership interest of 12.4%.

    Based on the present ownership of 376,122 shares of Common Stock by Monsanto and assuming no conversion of the Note, Monsanto has presently an
                      --
ownership interest of 6.5% of Southwall's Common Stock.


                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MONSANTO COMPANY


                                   By   R. G. Dahlen        WDL
                                      -------------------------
                                        Assistant Secretary

November 13, 1992

                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:    August 31, 1991
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per form .......14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     3     )<F*>
                                        -----------


                         Southwall Technologies Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844090 10 1
                      ------------------------------------
                                (CUSIP Number)

                William D. Lambert, Monsanto Company
                800 N. Lindbergh Blvd., St. Louis, MO 63167
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

        Receipt of letter on May 3, 1993 from Southwall Technologies Inc.
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 pages

SEC 1746 (9-88) 1 of 7

- -------------------------                           -------------------------
 CUSIP NO.  844 090 10 1         SCHEDULE 13D        Page   2  of  9  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company IRS ID No. 43-0420020
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) /X/

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    None
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

    Not Applicable
- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER
                   754,693 assumes conversion of convertible note at
  NUMBER OF        $7.00/share. See Item 5.
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          754,693 assumes conversion of convertible note at
                   $7.00/share. See Item 5.
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    754,693 (assumes conversion of convertible note at $7.00/share)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>

    Not Applicable
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.2% (assumes conversion of convertible note at $7.00/share)
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
- -----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

The following items are being amended because the issuer and Monsanto have amended a Convertible Subordinated Note interest rate.


Item 1. Security and Issuer
- ---------------------------

    This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of the issuer, Southwall Technologies Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303.


Item 2. Identity and Background
- -------------------------------

    This Schedule is being filed by reason of the issuer, Southwall, and Monsanto Company ("Monsanto") remodifying the interest rate on a 2,650,000 Convertible Subordinated Note to fund certain research and development of Southwall. Monsanto Company ("Monsanto") has not acquired any additional
                                             ---
Southwall Common Stock since filing the last amendment to Schedule 13D relating to Southwall in November, 1992.

    Monsanto is a Delaware corporation with its principal executive offices located at 800 North Lindbergh Blvd., St. Louis, Missouri 63167. Monsanto is a multi-national company principally engaged, directly and through subsidiaries, in the manufacture and sale of a widely diversified line of chemical and pharmaceutical products.


Item 3. Source and Amount of Funds or Other Consideration
- ---------------------------------------------------------

    Monsanto received from Southwall May 3, 1993 an executed letter agreement, attached as Exhibit B hereto, whereby the parties amended the June 12, 1991 letter agreement filed by Monsanto as Exhibit B in Amendment No. 1 to Schedule 13D in June 1991 and agreed that the June 1, 1993 Funding Period would be extended to December 31, 1993.


Item 4. Purpose of the Transactions
- -----------------------------------

    The parties have extended the period of the 0% interest rate from June 1, 1993 through December 31, 1993 for the purposes described in Exhibit B attached hereto.


Item 5. Interest in Securities of the Issuer
- --------------------------------------------

    As of April 4, 1993, Southwall has advised Monsanto that Southwall had outstanding an aggregate of 5,800,473 shares of Common Stock plus 378,571 shares assuming Monsanto's conversion of the Note at $7.00 per share. Assuming Monsanto converted the Note at an exercise price of $7.00 per share, Monsanto would beneficially own a total 754,693 shares of Common Stock, and Monsanto would have a beneficial ownership interest of 12.2%.

    Based on the present ownership of 376,122 shares of Common Stock by Monsanto and assuming no conversion of the Note, Monsanto has an ownership of
                      --
6.5% of Southwall's Common Stock.


Item 7. Material to be Filed as Exhibits
- ----------------------------------------

    Exhibit A -         List of Monsanto Directors and Executive Officers

    Exhibit B -         Letter Agreement dated April 19, 1993 and received by
                        Monsanto May 3, 1993, modifying the Note.


                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   MONSANTO COMPANY


                                   By   R. G. Dahlen        WDL
                                      -------------------------
                                        Assistant Secretary

May 5, 1993

PURSUANT TO SECTION 232.101(a)(2)(ii) OF REGULATION S-T, EXHIBITS
A AND B OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D PREVIOUSLY FILED IN PAPER FORMAT ON MAY 6, 1993 ARE NOT REQUIRED TO BE FILED AS PART OF THIS FIRST REQUIRED SCHEDULE 13D ELECTRONIC FILING.

                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:    August 31, 1991
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per form .......14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     4     )<F*>
                                        -----------


                         Southwall Technologies Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  844909 10 1
                      ------------------------------------
                                (CUSIP Number)

           Robert L. Kelley, Monsanto Company
           800 N. Lindbergh Blvd., St. Louis, MO 63167 (314) 694-2859
- ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

           Receipt of additional shares as of May 31, 1995 from Issuer
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 pages

SEC 1746 (9-88) 1 of 7

- -------------------------                           -------------------------
 CUSIP NO.  844 909 10 1         SCHEDULE 13D        Page   2  of  9  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company EIN 43-0420020
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /
    Not Applicable
- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

    None
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

    Not Applicable
- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER
                   729,145 assumes conversion of convertible note at
  NUMBER OF        $9.95/share. See Item 5.
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          729,145 assumes conversion of convertible note at
                   $9.95/share. See Item 5.
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    729,145 (assumes conversion of convertible note at $9.95/share)
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
    SHARES<F*>

    Not Applicable
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.4% (assumes conversion of convertible note at $9.95/share)
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

    CO
- -----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

The following items are being amended as a result of Monsanto's receipt of common stock of the Issuer in lieu of interest under a Convertible Subordinated Note of the Issuer.

Item 1.   Security and Issuer
- -----------------------------
     This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of the Southwall Technologies Inc., a Delaware corporation ("Southwall"). The address of Southwall's principal executive offices is 1029 Corporation Way, Palo Alto, California 94303, Telephone (415) 962-9111.

Item 2.   Identity and Background
- ---------------------------------
     This Schedule is being filed by reason of the receipt by Monsanto of sufficient additional shares of Common Stock in lieu of interest paid under a Convertible Subordinated Note of Southwall so as to constitute, in the aggregate, a 1% change in the number of shares held by Monsanto of a class of securities of Southwall.

     This Schedule also is revised to state that, as a result of the issuance by Southwall of additional shares of Common Stock to a third party at a price lower than the stated conversion rate under the Convertible Subordinated Note, the conversion rate under said Note has been changed from (i) one share of common stock for each $10 in the principal sum of said Convertible Subordinated Note to (ii) one share of Common Stock for each $9.95 in principal sum thereof.

     Monsanto is a Delaware corporation with its principal executive offices located at 800 North Lindbergh Blvd., St. Louis, Missouri 63167. Monsanto is a multi-national company principally engaged, directly and through subsidiaries, in the manufacture and sale of a widely diversified line of chemical, agricultural, food ingredients, and pharmaceutical products.

Item 3.   Source and Amount of Funds or Other Consideration
- -----------------------------------------------------------
     The acquisitions being reported are the result of the issuance of additional shares of Common Stock by Southwall in lieu of Southwall's payment of interest under the Convertible Subordinated Note.

     The following number of shares were issued in lieu of interest under the Convertible Subordinated Note as of the following dates:

        Number of      Price/Value       Interest Owed        Date
         Shares
         22,739          $ 3.375        $ 76,741.10<F1>      5/31/94
         33,036          $ 2.812        $ 93,004.11<F2>     11/30/94
         30,918          $ 2.99         $ 92,497.00<F3>      5/31/95

- ----------
<F1>Plus $4.36 carry over from a prior interest period in 1991.

<F2>Plus $3.03 carry over from 5/31/94.

<F3>Plus $0.92 carry over from 11/30/94.

                                -2-                               Page 4 of 9

Item 4.   Purpose of the Transactions
- -------------------------------------
     Monsanto has agreed to receive shares of Common Stock in lieu of interest paid under the Convertible Subordinated Note. This schedule outlines the receipt of such shares since the last filing of this Schedule by Monsanto.

Item 5.   Interest in Securities of the Issuer
- ----------------------------------------------
     As of the date of filing of Southwall's latest 10-Q, May 10, 1995, Southwall had outstanding an aggregate of 5,846,745 shares of Common Stock plus 266,331 shares assuming Monsanto's conversion of the Note at $9.95 per share. Assuming Monsanto converted the Note at an exercise price of $9.95 per share, Monsanto would beneficially own a total of 729,145 shares of Common Stock, as follows:

              376,121 shares owned and reported prior to this filing
              266,331 shares upon conversion of the Note
               22,739 shares issued as of 5/31/94
               33,036 shares issued as of 11/30/94
               30,918 shares issued as of 5/31/94
              -------
     Total    729,145

     Fully diluted, Monsanto's holding would amount to a beneficial ownership interest of 12.4%. Based on the present actual ownership of 462,814 shares of Common Stock by Monsanto and assuming no
                                                           --
conversion of the Note, Monsanto has a direct actual ownership of 7.8% of Southwall's Common Stock.

     At the time of Monsanto's initial investment in Southwall in 1989, Monsanto also received warrants exercisable for up to a maximum of 20 per cent of Southwall's fully diluted equity (less the original purchase of 300,000 shares and 266,331 shares from the Note). The warrants are not exercisable at this time. Half
                             ---
the warrants are exercisable when Southwall's cumulative sales to Monsanto under a thin-film coating supply contract dated May 2, 1989 (the "Supply Contract") exceed $10 million. The remaining warrants are exercisable when such cumulative sales exceed $30 million. Subject to the cumulative sales threshold being met, the warrants are exercisable at 125% of the current market price over the preceding 120 days but not less than $12.50 per share nor more than $15.00 per share. The warrants have not been included in the calculation as there is no reasonable prospect for their exercise.

Item 6.   Material to be Filed as Exhibits
- ------------------------------------------
     Exhibit A -    List of Monsanto Directors and Executive
                    Officers

                                -3-                               Page 5 of 9


                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  MONSANTO COMPANY



                                  By /s/K.R. Barnickol

                                  Assistant Secretary

June 15, 1995.

                                                                     Page 6 of 9
                                                                      June, 1995

                                   Exhibit A
                                   ---------

                  LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF
                              MONSANTO COMPANY<F*>
                  -------------------------------------------
                                   DIRECTORS
                                   ---------

        Name                                 Business Address
        ----                                 ----------------
 Robert B. Shapiro                 Chairman, Chief Executive Officer &
                                        President
                                   Monsanto Company
                                   800 North Lindbergh Blvd.
                                   St. Louis, Missouri  63l67

 Joan T. Bok                       Chairman
                                   New England Electric System
                                   25 Research Drive
                                   Westborough, Massachusetts  0l582

 Robert M. Heyssel, M.D.           P.O. Box 451
     Retired                       RD 5
                                   4 Canal Lane
                                   Seaford, Delaware  19973

 Gwendolyn S. King                 Senior Vice President, Corporate &
                                        Public Affairs
                                   PECO Energy Company
                                   2301 Market Street
                                   Philadelphia, Pennsylvania  19101-8699

 Philip Leder, M.D.                Chairman, Department of Genetics
                                   Harvard Medical School
                                   200 Longwood Avenue
                                   Boston, Massachusetts 02115

 Howard M. Love                    500 Grant Street, Suite 2108
     Retired                       Pittsburgh, Pennsylvania l5219

 Richard J. Mahoney                800 North Lindbergh Blvd.
     Retired                       St. Louis, Missouri  63167


<F*>Except for Mr. Peters who is a citizen of The Netherlands and Mr. Verfaillie who is a citizen of Belgium, all persons listed are U.S. citizens.


                                -2-

                                                                     Page 7 of 9
                                                                      June, 1995

                               DIRECTORS (Cont'd)
                               ------------------

        Name                                 Business Address
        ----                                 ----------------

Frank A. Metz, Jr.                 Pierson Lakes, Box 26
     Retired                       Sloatsburg, New York 10974

 Buck Mickel                       Consultant
                                   Fluor Daniel Corporation
                                   Daniel Bldg. - Main Street
                                   Greenville, South Carolina 29602

 Jacobus F. M. Peters              Dennenlaan 15
     Retired                       2244 AK Wassenaar
                                   The Netherlands

 Nicholas L. Reding                Vice Chairman of the Board
                                   Monsanto Company
                                   800 North Lindbergh Blvd.
                                   St. Louis, Missouri 63167

 John S. Reed                      Chairman
                                   Citicorp and Citibank, N.A.
                                   2nd Floor
                                   399 Park Avenue
                                   New York, New York 10043

 William D. Ruckelshaus            Chairman and Chief Executive
                                        Officer
                                   Browning-Ferris Industries, Inc.
                                   P.O. Box 3151
                                   Houston, Texas  77253

 John Brooks Slaughter (Dr.)       President
                                   Occidental College
                                   1600 Campus Road
                                   Los Angeles, California 90041


                                -3-                                  Page 8 of 9
                                                                      June, 1995

                                      EXECUTIVE OFFICERS
                                      ------------------

       Name                          Title                      Business Address
       ----                          -----                      ----------------
Robert B. Shapiro           Chairman of the Board,
                            Chief Executive                 800 North Lindbergh Blvd.
                            Officer and President           St. Louis, Missouri 63l67

Richard U. De Schutter      Chairman of the                 5200 Old Orchard Road
                            Board and Chief                 Skokie, Illinois 60077
                            Executive Officer
                            G. D. Searle & Co.

Richard W. Duesenberg       Senior Vice President
                            and                             800 North Lindbergh Blvd.
                            Secretary                       St. Louis, Missouri 63l67

Steven L. Engelberg         Vice President                  Suite 1100
                                                            700 14th Street N.W.
                                                            Washington, D.C. 20005

Pierre Hochuli              Vice President                  800 North Lindbergh Blvd.
                                                            St. Louis, Missouri 63167

Robert B. Hoffman           Senior
                            Vice President                  800 North Lindbergh Blvd.
                                                            St. Louis, Missouri 63l67

Teresa E. McCaslin          Vice President                  800 North Lindbergh Blvd.
                                                            St. Louis, Missouri 63167

Philip Needleman, Ph.D.     Senior                          800 North Lindbergh Blvd.
                            Vice President                  St. Louis, Missouri 63167

Robert G. Potter            Executive                       800 North Lindbergh Blvd.
                            Vice President                  St. Louis, Missouri 63l67

Nicholas L. Reding          Vice Chairman                   800 North Lindbergh Blvd.
                            of the Board                    St. Louis, Missouri 63167

Robert W. Reynolds          Vice President                  800 North Lindbergh Blvd.
                                                            St. Louis, Missouri 63167

Bruce R. Sents              Vice President                  800 North Lindbergh Blvd.
                            and Controller                  St. Louis, Missouri 63l67



                                -4-
                                                                     Page 9 of 9
                                                                      June, 1995
                                  EXECUTIVE OFFICERS (Cont'd)
                                  ---------------------------

       Name                          Title                      Business Address
       ----                          -----                      ----------------

Hendrik A. Verfaillie       Vice President                  800 North Lindbergh Blvd.
                                                            St. Louis, Missouri 63167

Virginia V. Weldon, M.D.    Senior                          800 North Lindbergh Blvd.
                            Vice President                  St. Louis, Missouri 63167


